UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DESTINATION XL GROUP, INC.

(Name of Subject Company)

DESTINATION XL GROUP, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Robert S. Molloy

General Counsel and Secretary
Destination XL Group, Inc.
555 Turnpike Street
Canton, Massachusetts 02021
(781) 828-9300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian H. Blaney

Katherine A. Beck
Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 800

Phoenix, AZ 85016
(602) 445-8322

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Introduction

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed by Destination XL Group, Inc., a Delaware corporation (“Company”), with the Securities and Exchange Commission on May 26, 2026. The Statement relates to the unsolicited tender offer by Zodiac Partners II, LLC, a Delaware limited liability company (“Offeror”), and an acquisition entity of Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), at a price of $0.82 per share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal that accompanies the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Thereafter, on June 23, 2026, the Offeror and Camac Fund revised the unsolicited tender offer and updated the Offer Price to $0.84 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)	Press Release Issued by Destination XL Group, Inc. on June 23, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 23, 2026, and incorporated herein by reference).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Destination XL Group, Inc.

Date:	June 23, 2026	By:	/s/ Robert S. Molloy
General Counsel and Secretary

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